Exhibit B

RESOLUTION OF THE BOARD OF TRUSTEES OF

DODGE & COX FUNDS

RESOLVED, that based upon review of the current fidelity bond, such fidelity bond coverage for the policy period from September 30, 2006 to September 30, 2007, should be increased to $40,000,000 limit of coverage with the annual premium to be allocated to the joint insureds as proposed by the insurance underwriters, covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and that such fidelity bond is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets and the nature of the securities in Trust’s portfolio; and it was

RESOLVED FURTHER, that upon taking into consideration all relevant factors, including, but not limited to, the amount of the fidelity bond and the amount of the premium for the bond, the number of other parties named as insureds, the nature of the business activities of such other parties, the ratable allocation of the premium among such other parties and the extent to which the share of the premium allocated to the Trust is less than or equal to the premium the Trust would have had to pay for a single insured bond, the portion of the total premium allocated to the Trust, for the current period, payable for coverage as described in the preceding resolution, be, and it hereby is, approved and the payment of such premium by an officer of the Trust be, and it hereby is, authorized, and any previously paid premiums be, and they hereby are, ratified; and it is

RESOLVED FURTHER, that the officers of the Trust are hereby authorized and directed to prepare, execute and file such necessary supplements to the fidelity bond, and to take such other action as may be necessary or appropriate in order to conform the terms of the fidelity bond coverage to the provisions of the 1940 Act, and it was

RESOLVED FURTHER, that the Joint Insured Agreement for the fidelity bond be, and it hereby is, approved and the officers of the Trust are authorized to execute and deliver the Agreement and such documents as are necessary to bind the coverage.

I, the undersigned, Secretary of Dodge & Cox Funds, DO HEREBY CERTIFY that the foregoing is a true and correct copy of a resolution duly adopted by a majority of the Board of Trustees who are not “interested persons” of said Trust at a meeting thereof duly called and held on the 8th day of September, 2006, at which a quorum was present and acting throughout, and that said resolution has not been in any way rescinded, annulled or revoked, that the same is still in full force and effect.

Witness my hand and the seal of the Trust this 23rd day of October, 2006.

[SEAL]	/s/ Thomas M. Mistele
Thomas M. Mistele
Secretary